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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2006

Aurelia Energy N.V.

(Translation of registrant's name into English)

Landhuis Joonchi
Kaya Richard J. Beaujon z/n
Curaçao, Netherlands Antilles
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐.

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐.

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Not Applicable.

        On 9 February 2006, Bluewater entered into an agreement to purchase the shuttle tanker MT "Hanne Knutsen" for an amount of US$129,500,000. The vessel was built in Spain at Astilleros de Sestau and was delivered to Knutsen OAS in 2000. It has been designed as a typical North Sea tanker and has since been trading in the Baltic ice regions as well as providing services as shuttle tanker.

        The "Hanne Knutsen" was specifically chosen for its overall design and its excellent suitability for future Floating Production, Storage and Offloading Unit (FPSO) conversion projects. "Hanne Kuntsen" is a double hull vessel of 123.600 dwt and has a storage capacity of 860,000 bbls. The vessel is rated Ice Class 1A which is optimal for harsh environments and additionally has DP2 class Dynamic Positioning capability.

        Delivery and payment for the shuttle tanker are scheduled for the end of June 2006. Thereafter Bluewater intends to time-charter the vessel on the spot market until the vessel is used for a new FPSO project.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AURELIA ENERGY N.V. (Registrant)

By:	/s/ G.E. Elias MeesPierson Intertrust (Curacao) N.V., Managing Director By: G.E. Elias/V.M.G. Haseth-Portillo Manageing Director/Attorneys-in-Fact A
Date: February 10, 2006

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SIGNATURES